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19007574

SEC Mail Processing

MAR 04 2019

Washington, DC

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-03018 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAPOALIM SECURITIES USA, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 AVENUE OF THE AMERICAS, 19TH FLOOR NEW YORK, NEW YORK 10036
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK FRUCHT 212-782-2224
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

| 100 PARK AVENUE | NEW YORK | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, MARK FRUCHT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAPOALIM SECURITIES USA, INC., as of 12/31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDREW TRANES
Notary Public, State of New York
No. 026248553
Qualified in New York County
My Commission Expires 7/19/19

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Hapoalim Securities USA, Inc.

**Statement of Net Assets (In Liquidation) with Report of Independent Registered Public Accounting Firm**

**December 31, 2018**

# Hapoalim Securities USA, Inc.

## Contents

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

**Report of Independent Registered Public Accounting Firm**

Board of Directors and Stockholder
Hapoalim Securities USA, Inc.
New York, New York

**Opinion on Statement of Financial Condition**

We have audited the accompanying statement of net assets (in liquidation) of Hapoalim Securities USA, Inc. (the "Broker-Dealer") as of December 31, 2018 and the related notes (collectively referred to as "the financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2014.

New York, New York
February 26, 2019

# HAPOALIM SECURITIES USA, INC.

## STATEMENT OF NET ASSETS (IN LIQUIDATION) AS OF DECEMBER 31, 2018

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 17,121,047 |
| Receivables from brokers and dealers | | 586,935 |
| Other assets | | 5,211 |
| **TOTAL ASSETS** | | 17,713,193 |
| **LIABILITIES** | | |
| Accrued expenses and other liabilities | | 1,861,517 |
| **TOTAL LIABILITIES** | | 1,861,517 |
| Net assets (in liquidation) | $ | 15,851,676 |

The accompanying notes are an integral part of this financial statement.

**1. Basis of Presentation**

At its October 25, 2018 Board of Directors meeting, Hapoalim Securities USA Inc., (the "Company") approved a plan of liquidation with a target liquidation date of March 31, 2019 subsequent to the approval by FINRA and the Securities and Exchange Commission to withdraw the Company's broker-dealer registration. Form BDW requesting broker-dealer registration withdrawal was submitted on January 29, 2019. Prior to the target liquidation date, all receivables will be settled and all payables paid with cash held by the Company.

As a result of the Board of Directors resolution passed in October 2018 and the filing of Form BDW requesting broker-dealer registration withdrawal the Company adopted the Liquidation Basis of Accounting effective October 31, 2018.

The Statement of Net Assets (In Liquidation) as of December 31, 2018 was prepared in accordance with GAAP, which included all activities transacted in the normal course of business.

The Company is a wholly-owned subsidiary of BHI USA Holdings, Inc. ("BHI USA Holdings" or "Parent") which is an indirect subsidiary of Bank Hapoalim B.M. ("Hapoalim"), an Israeli publicly owned financial and banking group. Hapoalim is dually listed on the Tel Aviv and London Stock Exchanges.

The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). Its business included fixed income, equity and options brokerage activities prior to the decision to liquidate.

*Liquidation Basis of Accounting*

The liquidation basis of accounting is appropriate when the liquidation of a company appears imminent and the net realizable value of its assets is reasonably determinable. Accordingly, the Company implemented the liquidation basis of accounting effective on October 31, 2018. Under this basis of accounting, assets and liabilities are stated at their net realizable value.

The Company was required to make significant estimates and exercise judgment in determining the accrued costs of liquidation at December 31, 2018.

## 2. Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

*Use of Estimates*

To prepare financial statements in conformity with GAAP, management must make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Items requiring significant management estimates and assumptions are fair value estimates of assets and liabilities, and valuation allowance for deferred tax assets.

*Income taxes*

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Accounting for Income Taxes", which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized. The Company files a consolidated federal tax return together with its Parent. Federal income tax is allocated to the Company as if it were filing separately.

*Cash and cash equivalents*

The Company considers certain highly liquid investments with initial maturities of three months or less that are not held for sale in the ordinary course of business to be cash equivalents. None of the bank balances held by the company exceed the FDIC limits.

*Fair Value Measurement*

The carrying amounts of the Company's cash and cash equivalents, accrued expenses and other liabilities, and receivables from and payables to brokers and dealers approximate their fair values due to their short-term nature.

**3. Receivables from Brokers and Dealers**

Receivables from brokers and dealers represent amounts due primarily as a result of the Company's commission and brokerage activities. The Company has agreed to indemnify its clearing broker for certain losses that the clearing broker may sustain from the transactions introduced by the Company.

See also Note 9, Commitments and Contingencies.

**4. Fixed Assets**

All of the fixed assets of the Company were written off as of October 31, 2018 under FASB Topic 205, Presentation of Financial Statements: Liquidation Basis of Accounting.

**5. Fair Value Measurement**

FASB ASC 820, "Fair Value Measurements", defines fair value as the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its financial instruments based on the fair value hierarchy established in ASC 820 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

At December 31, 2018, the Company owned $17 million of U.S. Treasury Bills which are included in Cash and Cash Equivalents on the Statement of Net Assets. These securities are classified as Level 1 assets under ASC 820 as they are highly liquid and actively traded in over-the-counter markets.

**6. Employee Benefit Plans**

The Company has a qualified 401(k) defined contribution profit sharing plan covering substantially all of its employees. The Company's matching contributions to the plan, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code for this type of plan. The employees contribute to their 401K accounts in amounts that do not exceed the maximum permitted by the Internal Revenue Code. All contributions to the 401k plan were terminated in November 2018 as part of the liquidation of the company.

**7. Income Taxes**

The Company's effective tax rate differs from the U.S. federal income tax rate primarily because the Company does not recognize any deferred tax assets and liabilities because it provides a full valuation allowance on its deferred tax assets and liabilities.

As of December 31, 2018, the gross deferred tax asset amounted to approximately $8.4 million. A valuation allowance of approximately $8.4 million is recorded on the net deferred tax asset as it has been determined that currently it is more likely than not that the Company will be unable to fully utilize this asset. The temporary differences that give rise to the gross deferred tax asset at December 31, 2018, are as follows:

| | |
|---|---|
| **Deferred Tax Assets:** | |
| Tax credits | $ 222,000 |
| Accrued liabilities | 273,254 |
| Net Operating Losses (NOL) | 7,913,000 |
| Total deferred tax assets before valuation allowance | 8,408,254 |
| Less: Valuation allowance | (8,408,254) |
| Total deferred tax assets after valuation allowance | $ - |

The Company has a pre-tax effected federal net operating loss carry forward of approximately $31.7 million as of December 31, 2018. The NOLs expire between December 31, 2023 and December 31, 2037. Due to limitations in the usage of NOLs subsequent to the change in ownership when the Hapoalim Group originally acquired the Company, the amount of federal carryover loss that can be used in any one year is approximately $1.3 million, excluding the current year NOL of approximately $2.7 million and the NOL of $16.1 million from the prior four years. December 31, 2013 NOL's are also not limited. Due to the targeted liquidation date of March 31, 2019, the Company will lose the ability to use its remaining NOLs after that date.

The Company files consolidated federal income tax returns with the Parent.

The Company is no longer subject to tax examination by US Federal tax authorities for years before 2015, and state and local tax authorities for years before 2016.

**8. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk**

The Company's securities activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

**9. Commitments and Contingencies**

The Company applies the provisions of FASB ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The Company mitigates this risk with its ongoing credit review procedures on all relevant customers. The Company's contract with the clearing broker also required the placement of a $250,000 deposit with its clearing broker. This deposit is included in the balance sheet in Receivables from Brokers and Dealers.

The Company and its former employee Edward Chan are named as defendants in a federal lawsuit filed on May 7, 2018 by the Palm Beach Maritime Museum, Inc., a Florida not-for-profit corporation that conducts business as Palm Beach Maritime Academy ("Academy"). The Academy's claims arise out of two bond financings with which the Company was involved, closed in April 2014 and June 2014 and which provided funds for the Academy. The Academy asserts it will seek $23,150,000 in compensatory damages, plus an unspecified amount for punitive damages and interest. The claim was brought to the United States District Court, Southern District of Florida. The Company made a motion to move the action to the Southern District of New York and that motion was granted on January 28, 2019. The Company has not provided for any potential litigation or settlement loss as it has no reasonable estimate of such loss as of the date of the Report of Independent Registered Public Accounting Firm on the Company.

**10. Regulatory Requirements**

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which specifies uniform minimum net capital requirements for its registrants.

The Company has elected to compute net capital under the basic method, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of 6 2/3% of aggregate indebtedness (15 to 1) or the minimum dollar requirement of $100,000. At December 31, 2018, the Company had net capital of approximately $15.8 million, which exceeded minimum capital requirements by approximately $14.2 million.
The Company is exempt from the Reserve and Possession or Control requirements of Rule 15c3-3 of the Securities and Exchange Commission based on Section (k)(2)(ii) of the Rule. The firm does not handle any customer cash or securities.

Advances to affiliates, payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

**11. Subsequent Events**

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through February 26, 2019, the date the Company's financial statements were issued. Management has determined that there are no other material events that would require adjustment to or disclosures in the Company's financial statements.